UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
_______________________

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Alan J. Sokol
Hemisphere Media Group, Inc.
2000 Ponce de Leon Boulevard, Suite 500
Coral Gables, Florida, 33134
305-421-6364
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

April 4, 2016
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 42365Q103	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sokol, Alan J.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,006,553 (See Items 4 and 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,006,553 (See Items 4 and 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,006,553 (1) (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 456,553 shares of Class A common stock and 550,000 shares of Class A common Stock issuable upon exercise of stock options exercisable within 60 days of April 4, 2016.  Does not include 100,000 shares of restricted Class A common stock which will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following April 4, 2013 (the “Effective Date”). Also does not include 250,000 shares of Class A common stock issuable upon exercise of stock options which will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following the Effective Date.

(2) Based on 15,090,077 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (“Commission”) on April 6, 2016 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 3 of 4

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (this “Amendment No.1”) to Schedule 13D amends the corresponding items in the Schedule 13D (the “Original Schedule 13D”) filed with the Commission by Mr. Sokol on April 14, 2015, as specifically set forth herein, and except as otherwise specified in this Amendment No. 1, all other items of the Original Schedule 13D remain unchanged in all material respects.  Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

On April 4, 2016, 100,000 previously issued Options and 166,667 RSAs vested, representing more than 1% of the total shares of Issuer’s Class A common stock outstanding, necessitating the filing of this Amendment No. 1. The Reporting Person will continue to vest in his RSAs and Options as follows: (i) 100,000 shares of restricted Class A common stock will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following April 4, 2013 (the “Effective Date”); and (ii) options to purchase 250,000 shares will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following the Effective Date. In addition, it is currently expected that consistent with the terms of that certain Employment Agreement dated as of April 9, 2013 by and between the Reporting Person and the Issuer (the “Employment Agreement”) and past practice, that there may be future issuances of RSAs and Options to the Reporting Person. It is also currently expected that other employees, consultants and directors of the Issuer may be issued RSAs and Options by the Issuer (as well as continue to vest into existing Options and RSA grants), and as Chief Executive Officer, President and member of the Board, the Reporting Person will evaluate any such issuances.

It is the current intent of the Issuer to continue to grow through strategic acquisitions, and as Chief Executive Officer, President and member of the Board, the Reporting Person reviews and evaluates potential transactions and the consideration used, which may include Class A common stock.

Except as described above, The Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

                (a) and (b) The Reporting Person is the beneficial owner of 1,006,553 shares of Class A common stock representing 6.4% of the Class A common stock, including 456,553 shares of Class A common stock and 550,000 shares of Class A common stock issuable upon exercise of stock options exercisable within 60 days of April 4, 2016.  Percentage ownership is based on 15,090,077 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (“Commission”) on April 6, 2016 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended. On a fully diluted basis, assuming conversion of all shares of the Issuer’s Class B common stock into shares of Class A common stock, the Reporting Person owns 2.2% of the Issuer’s capital stock. The Reporting Person has the sole power to dispose or direct the disposition of all of the shares of Class A common stock owned by him.

(c) On April 4, 2016, the date RSAs vested for the Reporting Person, the fair market value of the following Class A common stock shares was used to satisfy the Reporting Person's tax withholding obligations, as previously reported in the Reporting Person’s Form 4 report as filed with the Commission on April 6, 2016:

Trade Date	Class A common stock Surrendered	Price Per Share ($)
4/4/2016	65,957	$13.15

(d) and (e) Not applicable.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 2016.

By:	/s/ Alan J. Sokol
Name: Alan J. Sokol
Title: Chief Executive Office, President and Director of the Issuer